Toyota Motor Corporation

Toyota Industries Corporation

Toyota Industries Corp. and Toyota Motor Corp. to Consolidate Diesel Engine Development and Production

November 28, 2014—Toyota Industries Corporation (TICO) and Toyota Motor Corporation (TMC) will consolidate their joint diesel engine development and production under the control of TICO. The purpose of this decision is to strengthen the competitiveness of both companies by bringing the development and production of diesel engines under one roof and enabling more efficient allocation of resources. The separate diesel engine development functions will be gradually consolidated under the control of TICO, which will also be responsible for the production of all new diesel engines in the future.

In addition to creating a more efficient business structure, this decision will also help to deepen the expertise of TICO in the development and production of even more competitive automotive diesel engines. Furthermore, adding automotive diesel engine technology to its lift truck engine and industrial machinery fields will enable TICO to both expand the scale of its business and improve the efficiency of its development work.

This decision will allow TMC to further concentrate on the development of cutting-edge base technologies (common to both diesel and gasoline engines) and next-generation powertrain components while improving its overall powertrain system capabilities. This agreement further underlines TMC’s commitment to the development of ever-better cars.